MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

September 24, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 164 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust" or the "Registrant") on behalf of MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Growth Allocation Fund, and MFS Moderate Allocation Fund (the "Funds") (File Nos. 33-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of September 14, 2021, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on July 29, 2021. The PEA was filed for the purpose of registering Class R6 shares of the Funds. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA.

Prospectus Comments

1.	Comment:	For Class R6 shares, please confirm the "Performance Table" shows either: (i) the performance of an existing class restated to reflect the maximum sales load set forth in the "Fees and Expenses" table for Class R6 shares (in this case, confirm the Class R6 shares are not more expensive than the class shown); or (ii) the performance of an existing class adjusted to reflect the gross annual operating expenses set forth in the "Fees and Expenses" table for Class R6 shares. If approach (ii) is used, make sure the conditions of the Quest for Value Dual Purpose Fund, Inc. No Action Letter (pub. avail. Feb. 28, 1997) are followed. Among other things, the proposed adjustment to reflect the gross annual operating expenses should not result in a higher total return figure.

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Securities and Exchange Commission
September 24, 2021

Response:
In the "Performance Table" in each Fund's prospectus, performance for Class R6 shares of each Fund represents the unadjusted past performance of the Fund's Class I shares. The Class I share performance presented for Class R6 shares has not been adjusted because each of Class I and Class R6 shares are not subject to sales charges or Rule 12b-1 fees. In addition, we confirm that Class R6 shares do not have higher total annual operating expenses than Class I shares. Each Fund's prospectus discloses that the performance for Class R6 shares includes the performance of the Fund's Class I shares for periods prior to the offering of Class R6 shares under "Other Information" – "Additional Information On Fees and Expenses and Performance" – "Performance Information."

2.	Comment:	Under "Appendix B – Description of Underlying Funds," the disclosure for certain underlying funds describing the role that environmental, social, and governance ("ESG") factors play in the investment process has been revised. Please confirm that there were no material changes to how these underlying funds are managed in connection with the ESG-related disclosure updates.

Response:
The revisions to the ESG strategy disclosure do not reflect any material change to how the applicable underlying funds are managed. Rather, the disclosure updates are intended to provide further detail on the integration of ESG factors into MFS' fundamental investment analysis. We note that in describing the principal investment strategies of the underlying funds, Appendix B includes the current Item 9 "Principal Investment Strategies" prospectus disclosure as set forth in each underlying fund's effective registration statement as of the date of each Fund's Prospectus.

3.	Comment:	Under "Appendix B – Description of Underlying Funds," the "Principal Investment Strategies" disclosure for the MFS Emerging Markets Debt Local Currency Fund states that a third party's identification of an issuer's "country of risk" is a factor to be considered in determining whether the issuer is economically tied to an emerging market country. Please explain how the "country of risk" designation supports the position that an issuer is economically tied to a particular country.

Response:
The applicable third party's determination that an emerging market is an issuer's "country of risk" is based on a number of criteria used by the third party, including the location of the issuer's senior

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Securities and Exchange Commission
September 24, 2021

management team, the primary stock exchange on which the issuer trades, the location from which a majority of the issuer's revenue is derived, and the issuer's reporting currency. Each of these factors supports the use of the "country of risk" designation for purposes of determining whether an issuer is economically tied to a particular emerging market country.

4.	Comment:	Under "Appendix B – Description of Underlying Funds," the "Principal Investment Strategies" disclosure for the MFS Mid Cap Growth Fund states that "MFS generally defines medium market capitalization issuers as issuers with market capitalizations similar to those of issuers included in the Russell Midcap® Growth Index over the last 13 months at time of purchase. As of November 30, 2020, the range of the market capitalizations of the issuers in the Russell Midcap® Growth Index was between $613.16 million and $60.44 billion." Please explain why the asset range so noted is a reasonable definition of a medium capitalization issuer. In addition, please explain the role of the 13 month look back.

Response:
We believe that the use of the Russell Midcap® Growth Index as a definitional reference for the term "medium market capitalization issuers" is reasonable and appropriate. The Russell Midcap® Growth Index, which is constructed by a third party unrelated to the MFS Funds to provide a comprehensive barometer for growth securities in the mid-cap segment of the U.S. equity market, is a widely accepted industry approximation for medium capitalization growth companies. Using the capitalization range over the prior 13 month period is intended to provide flexibility in situations such as where the Index is reconstituted and the market capitalization range abruptly changes.

5.	Comment:	Under "Appendix B – Description of Underlying Funds", the "Principal Investment Strategies" disclosure for the MFS Mid Cap Value Fund states that "MFS generally defines medium market capitalization issuers as issuers with market capitalizations similar to those of issuers included in the Russell Midcap® Value Index over the last 13 months at the time of purchase. As of December 31, 2020, the range of the market capitalizations of the issuers in the Russell Midcap® Value Index was between approximately $584.6 million and $51.1 billion." Please explain why the asset range referenced above is a reasonable definition of a medium capitalization issuer.

Response:	As with the MFS Mid Cap Growth Fund, we believe that the use of the Russell Midcap® Value Index as a definitional reference for the

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Securities and Exchange Commission
September 24, 2021

term "medium market capitalization issuers" is reasonable and appropriate. The Russell Midcap® Value Index, which is constructed by a third party unrelated to the MFS Funds to provide a comprehensive barometer for value securities in the mid-cap segment of the U.S. equity market, is a widely accepted industry approximation for medium capitalization value companies.

6.	Comment:	Under "Appendix B – Description of Underlying Funds," the "Principal Investment Strategies" disclosure for the MFS International Large Cap Value Fund states that "MFS generally defines large market capitalization issuers as issuers with market capitalizations of at least $5 billion at the time of purchase." Please explain why this is considered a reasonable definition of a large capitalization issuer.

Response:
We believe that it is reasonable to define large capitalization issuers as those with market capitalizations of at least $5 billion. We note that the MFS International Large Cap Value Fund invests primarily in foreign equity securities, and that market capitalizations for issuers in certain foreign countries tend to be lower than in the United States. For example, the lower end of the capitalization range of the Fund's benchmark, the MSCI EAFE (Europe, Australasia, Far East) Value Index, was approximately $2.2 billion as of September 20, 2021.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

THOMAS H. CONNORS
Thomas H. Connors
Vice President and Senior Counsel
MFS Investment Management

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